

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 26, 2015

Via E-Mail
Mr. David A. Martin
Executive Vice President and Chief Financial Officer
Aegion Corporation
17988 Edison Ave
Chesterfield, MO 63005

Re: **Aegion Corporation**
Form 10-K
Filed March 2, 2015
File No. 1-35328

Dear Mr. Martin:

We have reviewed your response dated October 16, 2015 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2014

3. Restructuring, page 79

1. We note your responses to comments 1 and 2 in our letter dated October 8, 2015. You indicate, among other things, that the $2.8 million loss on the sale of Video Injection - Insituform SAS recorded within your Form 10-Q for the quarter ended March 31, 2015, is not material to require a change in the classification in your financial statements. Please also identify and quantify all other items such as your gain on sale of Insituform-Germany, loss on sale of Ka-te, loss on sale of your Bayou JV, restructuring type charges, settlement on escrow accounts as well as any other such items that you have classified as non-operating during the six months ended June 30, 2015, the three months ended June 30, 2015 and March 31, 2015, and the years ended December 31, 2014, 2013 and 2012, along with your SAB 99 materiality analysis to demonstrate that these amounts were not quantitatively or qualitatively material to any of the affected periods.

You may contact Jenn Do at (202) 551-3743, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction